April 10, 2012

VIA EDGAR CORRESPONDENCE

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Request for Amendment Withdrawal
Nuveen Investment Trust II
Post-Effective Amendment No. 82 to Registration on Form N-1A
Filed on February 23, 2012 (the “Amendment”)
(Registration Statement File No. 333-33607)

Ladies and Gentlemen:

On behalf of Nuveen Tradewinds TMT Value Opportunities Fund (the “Fund”), a series of Nuveen Investment Trust II (the “Registrant”), the Registrant hereby requests the withdrawal of the above-mentioned Amendment to the Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”). The Amendment was originally filed with the Securities and Exchange Commission on February 23, 2012. No securities of the Fund were sold, or will be sold, pursuant to the Amendment.

Sincerely,

NUVEEN INVESTMENT TRUST II

By:/s/ Kevin J. McCarthy
Kevin J. McCarthy, Secretary